November 2, 2016	News Release 16–28

SILVER STANDARD COMPLETES TRANSACTION
ON DIABLILLOS AND M-18 PROJECTS

VANCOUVER, B.C. -- Silver Standard Resources Inc. (NASDAQ: SSRI) (TSX: SSO) (“Silver Standard”) announces today that it has completed the transaction on its Diablillos and M-18 projects with Huayra Minerals Corporation (“Huayra”) for aggregate consideration including approximately $14 million payable over the first five years and a 19.9% equity interest in Huayra. Huayra is a company focused on exploration and development of mineral properties in Argentina. This transaction was previously announced in Silver Standard’s news release dated September 19, 2016.

SOURCE: Silver Standard Resources Inc.

For further information contact:
W. John DeCooman, Jr.
Vice President, Business Development and Strategy
Silver Standard Resources Inc.
Vancouver, BC
N.A. toll-free: +1 (888) 338-0046
All others: +1 (604) 689-3846
E-Mail: invest@silverstandard.com

To receive Silver Standard’s news releases by e-mail, please register using the Silver Standard website at www.silverstandard.com.